SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 19, 2007
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Second Quarter Net Income of $27.0 million, or $0.74 per share

Financial Highlights

Second Quarter 2007 vs. First Quarter 2007:

•	Net Income grew 82% to $27.0 million, driving the Bank’s return on equity (“ROE”) to 18.0% p.a.
•	Operating income(1) increased 86% to $26.1 million, reflecting higher gains on the Bank’s treasury and asset management activities, which grew 460% to $18.2 million.
•	The average commercial portfolio grew 7% to $3.8 billion.
•	The Bank’s efficiency ratio improved from 35% to 28%.

Second Quarter 2007 vs. Second Quarter 2006:

•	Net income grew 202%.
•	Operating income increased 258%, driven by higher gains on the Bank’s treasury asset management activities, and increased net interest income.
•	The average loan portfolio increased 31%, the average commercial portfolio grew 18%.

Six Months of 2007 vs. Six Months of 2006:

•	Net Income amounted to $41.8 million, or $1.15 per share, an increase of 63%.
•
Operating income reached $40.2 million, an increase of 143%, driven primarily by higher gains on the Bank’s proprietary asset management activities, increased net interest income, and higher gains on securities available for sale.

______________
(1) Operating income refers to net income, excluding reversals of provisions for credit losses, and recoveries (impairment) on assets.

Panama City, Republic of Panama, July 19, 2007 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the second quarter ended June 30, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	6M06	6M07	2Q06	1Q07	2Q07
Net interest income	$26.5	$33.8	$14.9	$17.1	$16.7
Operating income	$16.5	$40.2	$7.3	$14.0	$26.1
Net income	$25.6	$41.8	$8.9	$14.8	$27.0

EPS (1)	$0.68	$1.15	$0.24	$0.41	$0.74
Return on average equity (“ROE”) p.a.	8.7%	14.2%	6.2%	10.2%	18.0%
Tier 1 capital ratio	28.9%	21.2%	28.9%	22.3%	21.2%
Net interest margin	1.75%	1.76%	1.87%	1.82%	1.70%

Book value per common share	$15.29	$16.68	$15.29	$16.24	$16.68
Market price per common share	$15.63	$18.80	$15.63	$16.64	$18.80
Market Capitalization	$571	$683	$571	$605	$683

Total assets	$3,532	$4,205	$3,532	$4,274	$4,205
Total stockholders’ equity	$559	$606	$559	$590	$606
(1) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter's results:

 "The second quarter saw the efforts that we have been making along a number of fronts, bear fruit in a decisive manner.

Our Treasury Division had a banner quarter, as Bladex was able to make good on our views on both trends in the market and distortions in the risk reward relationship within the Region. Importantly, the Treasury Division in its upgraded form affords the Bank the tools needed to leverage our corporate skills beyond calls on credit risk to provide us with diversification in the form of market risk based revenue.

Our Commercial Division put forth its fifth consecutive quarter of operating revenue growth. Following the Bank’s strategic decision of last year, the Division has developed a growing corporate franchise that is providing fully 46% of the group's revenues. During the second quarter alone, its average credit balances increased a marked 7%, while the leasing activity is playing an increasingly important role in supporting our margins in the face of ample market liquidity. Significantly, growth took place across most of our markets, and as a result, portfolio diversification improved further. Brazilian exposure, which traditionally has represented around 45% of our commercial portfolio, is now 36%.

With efficiency levels improving further and credit quality at historically strong levels, year-to-date operating income, at $40.2 million, has already exceeded the $39.3 million operating income total of the full year 2006. Significantly, annualized ROE levels for the second quarter were 18.0%, an especially telling figure in light of our strong 21.2% Tier 1 capitalization.

On the institutional side of the business, the second quarter saw progress along several fronts as well. Among some other favorable developments, S&P upgraded the Bank’s outlook to "Positive", while Moody's upgraded our BFSR. In addition, our stock was added to the Russell 3000® Index, and we signed a cooperation agreement with China Development Bank.

For the balance of 2007, Bladex will continue working along the path determined by our 2010 strategic plan: a selective but consistent expansion of our client franchise, combined with a gradual and well-executed deployment of new services that leverage the Bank’s core competencies, and aligning our risk management methodology with Basel II standards.

Based on our results, with a well-honed team in place, and a generally favorable external environment, I am specially excited about the prospects for our company".

BUSINESS OVERVIEW

Business Segment Analysis - Operating Income

The following tables set forth the Bank’s operating income by business segment, as well as changes per operating income component:

(In US$ million)
	Operating Income			Change
	1Q07	2Q07	Change	Net interest income	Non-interest operating income	Operating expenses	Total
Commercial Division	$10.0	$10.1	$0.1	$0.5	$0.1	$(0.6)	$0.1
Treasury Division	4.0	16.1	12.0	(0.9)	15.0	(2.1)	12.0
Consolidated	$14.0	$26.1	$12.1	$(0.3)	$15.1	$(2.7)	$12.1

The following graphs illustrate the percentage distribution of the Bank’s operating revenues and net income for the periods indicated:

Operating Revenues (1) Composition

(1) Operating revenues exclude reversals of provisions for credit losses, and recoveries (impairment) on assets.

Net Income Composition

Commercial Division

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Operating income from the Commercial Division includes net interest income from loans, fee income, and allocated operating expenses.

Quarterly Variation

Operating income from the Commercial Division for the second quarter 2007 reached $10.1 million, a $0.1 million increase compared to the first quarter of 2007. For the quarter, higher net interest income (4%) and non-interest operating income (11%) were offset by increased operating expenses reflecting higher professional services. Compared to the second quarter of 2006, operating income from the Commercial Division increased 12%, primarily due to a 19% increase in net interest income, driven by higher average loan balances.

Six Months Variation

For the first six months of 2007, the Commercial Division’s operating income amounted to $20.1 million, an increase of 31% compared to the same period of 2006 reflecting a 26% increase in the average accruing loan portfolio. Excluding the impact of revenues from the 2006 impaired portfolio, operating income increased 44%, or $6.1 million. The Bank does not have impaired credits on its books since the end of 2006 and as a result, the Bank has not recognized revenues from this portfolio during 2007.

As of June 30, 2007, the Bank’s commercial portfolio totaled $3,935 million, up $186 million, or 5%, from March 31, 2007, and up $614 million, or 18%, from June 30, 2006. The Bank’s average commercial portfolio for the second quarter 2007 was $3.8 billion, 7% higher than in the prior quarter. See Exhibit X for information related to the Bank’s commercial portfolio distribution by country. The following graph shows the average commercial portfolio for the periods indicated:

During the second quarter of 2007, the Bank disbursed $2,028 million, versus $2,071 million in the first quarter of 2007. Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.

As of June 30, 2007, the corporate market segment represented 49% of the Bank’s total commercial portfolio, compared to 48% as of March 31, 2007, and 40% a year ago. On June 30, 2007, 72% of the Bank’s corporate portfolio represented trade financing.

The commercial portfolio as a whole continues to be short-term in nature, with 66% maturing within one year, and 64% representing trade financing operations.

Treasury Division

The Treasury Division incorporates the Bank’s investment securities, as well as proprietary asset management activities. Operating income from the Treasury Division is presented net of allocated operating expenses, and includes net interest income on securities, gains and losses on derivatives and hedging activities, securities sales and trading, and foreign exchange transactions.

Quarterly Variation

During the second quarter of 2007, operating income from the Treasury Division amounted to $16.1 million, compared to $4.0 million in the first quarter of 2007, and compared to a loss of $1.7 million in the second quarter of 2006. The $12.0 million quarterly increase in operating income was due to higher trading gains on the Bank’s proprietary asset management activity and higher net gains on the sale of securities available for sale (“AFS”). These increases were partially offset by lower net interest income resulting from reduced securities balances and the cost of levering up the Bank’s investment in asset management activity, as well as from increased operating expenses related to deferred variable compensation of the asset management team.

Six Months Variation

For the first six months of 2007, the Treasury Division’s operating income amounted to $20.1 million, compared to $1.2 million for the same period in 2006, reflecting higher gains from asset management activity and the AFS portfolio.

During the second quarter of 2007, the Bank sold a portion of its AFS securities, generating gains of $3.9 million. Primarily as a result of these sales, the securities portfolio (including investment securities AFS, securities held to maturity “HTM” and trading securities) decreased by 50% during the quarter to $311 million. As of June 30, 2007, the securities portfolio represented 8% of the Bank’s total credit portfolio, and consisted of Latin American securities (please refer to Exhibit XI for a per country distribution of the AFS portfolio).

As of June 30, 2007, the deposits balance was $1.4 billion, which remained stable compared to the previous quarter, and increased 12% from June 30, 2006, reflecting higher deposits from state-owned banks.

CONSOLIDATED RESULTS OF OPERATIONS

Net Income

Net income for the second quarter of 2007 amounted to $27.0 million, an increase of 82% from the previous quarter, and 202% from the second quarter of 2006. These increases were mainly the result of higher gains on the Bank’s treasury and proprietary asset management activities, as well as increased net interest income from the Commercial Division.

Year-to-date, net income amounted to $41.8 million, up 63% from the $25.6 million reported during the same period of 2006. This is a result of a 143% increase in operating income, which was driven by higher gains on the Bank’s proprietary asset management activities, increased net interest income (28%), and higher gains on the AFS portfolio.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income and net interest margin for the periods indicated:

(In US$ million, except percentages)
	6M06	6M07	2Q06	1Q07	2Q07
Net Interest Income
Commercial Division	$23.1	$30.2	$12.9	$14.8	$15.4
Treasury Division	3.4	3.6	2.0	2.2	1.4
Consolidated	$26.5	$33.8	$14.9	$17.1	$16.7

Net Interest Margin (1)	1.75%	1.76%	1.87%	1.82%	1.70%
(1) Net interest income divided by average balance of interest-earning assets.

Quarterly Variation

The Commercial Division’s net interest income increase of $0.5 million, or 4%, from the first quarter of 2007, was mostly due to increased average loan portfolio balances (8%), which offset a 12 bps decline in net interest margin (“NIM”).

The Treasury Division’s net interest income decreased of $0.9 million, or 39%, when compared to the first quarter of 2007, was due to lower average balances in the investment securities portfolio following the sale of 67% of the AFS portfolio during the quarter, and to lower net interest income in the asset management activity, reflecting increased cost of levering up the Bank’s investment in its asset management activity.

Six Months Variation

The $7.1 million, or 31%, increase in net interest income of the Commercial Division, reflects the growth of the average loan portfolio (26%), and increased net interest margins in the commercial portfolio.

Net interest income from the Treasury Division increased $0.2 million compared to the same period of last year, largely due to a 28% increase in average balances in the securities portfolio.

FEES AND COMMISSIONS

The following table provides a breakdown of fees and commissions for the periods indicated:

(In US$ thousands)
	6M06	6M07	2Q06	1Q07	2Q07
Letters of credit	$1,796	$1,322	$815	$654	$669
Guarantees	769	497	331	248	250
Loans	208	455	100	233	222
Other (1)	107	525	63	141	385
Fees and commissions, net	$2,881	$2,800	$1,309	$1,275	$1,525

(1) Includes commission expenses.

Fees and commissions, net for the second quarter of 2007 increased 20%, or $250 thousand, compared to the first quarter of 2007, mostly due to increased fee income from the Bank’s e-learning and payments activities and other services.

The 3%, or $81 thousand, decline in fees and commissions, net for the first six months of 2007 compared to the same period of 2006, was mostly due to lower letter of credit and guarantees activity, partially offset by increased loan fees and other services activities.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

As of June 30, 2007, the Bank had no credits in non-accruing or past-due status.

As of June 30, 2007, the allowance for loan losses totaled $69.0 million, an increase of $12.4 million from March 31, 2007, driven by the growth in the loan portfolio. This increase in the allowance for loan losses was the result of a provision charge against results of $6.2 million and loan recoveries of $6.2 million. The allowance for off-balance sheet credit losses amounted to $13.5 million, a decrease of $7.6 million from March 31, 2007, reflecting changes in the country mix of the letter of credit portfolio.

As of June 30, 2007, the ratio of the allowance for credit losses to the commercial portfolio ratio was 2.1%, unchanged from March 31, 2007, and compared to 2.5% as of June 30, 2006.

The following table depicts information about the allowance for credit losses, for the dates indicated:

(In US$ million)
	30JUN06	30SEP06	31DEC06	31MAR07	30JUN07
Allowance for loan losses:
At beginning of period	$43.2	$45.2	$49.8	$51.3	$56.6
Provisions	2.0	4.6	1.5	5.4	6.2
Recoveries	0.0	0.0	0.0	0.0	6.2
End of period balance	$45.2	$49.8	$51.3	$56.6	$69.0

Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$40.9	$37.3	$30.1	$27.2	$21.0
Provisions (reversals)	(3.6)	(7.2)	(2.9)	(6.2)	(7.6)
End of period balance	$37.3	$30.1	$27.2	$21.0	$13.5

Total allowance for credit losses	$82.5	$79.9	$78.5	$77.6	$82.4

OPERATING EXPENSES AND EFFICIENCY

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)
	6M06	6M07	2Q06	1Q07	2Q07
Salaries and other employee expenses	$7,025	$10,497	$3,495	$4,263	$6,234
Depreciation	396	1,267	222	627	639
Professional services	1,469	1,963	768	740	1,223
Maintenance and repairs	474	570	206	291	279
Other operating expenses	3,283	3,551	1,631	1,664	1,887
Total Operating Expenses	$12,648	$17,847	$6,321	$7,586	$10,262

2Q07 vs. 1Q07

The $2.7 million increase in operating expenses was principally due to:
1.
$2.0 million increase in salaries and other employee expenses mostly related to deferred variable compensation of the Bank’s proprietary asset management team, in line with the solid performance of this business line;

2.
$0.5 million increase in professional services, due to legal expenses associated with the Bank’s proprietary asset management activity and other commercial business, as well as the renewal of the Bank’s EMTN Program.

3.	$0.2 million increase in other operating expenses, associated primarily with increased business travel expenses.

6M07 vs. 6M06

Operating expenses increased by $5.2 million as a result of higher salary expenses associated with the deferred variable compensation of the Bank’s proprietary asset management as well as higher salary expenses associated with the development of the corporate segment and the revenue units in Treasury; depreciation expenses related to the new technology platform, and increased professional services associated with legal expenses related to new business initiatives.

Driven by net operating revenues that continued increasing faster than operating expenses, the Bank’s efficiency ratio improved from 35% in the first quarter of 2007 to 28% in the second quarter of 2007.

PERFORMANCE AND CAPITAL RATIOS

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages)
	30JUN06	31MAR07	30JUN07
Tier 1 Capital	$559	$590	$606
Total Capital	$583	$623	$642
Risk-weighted assets	$1,934	$2,642	$2,862
Tier 1 Capital Ratio (*)	28.9%	22.3%	21.2%
Total Capital Ratio (*)	30.1%	23.6%	22.4%
Leverage ratio (capital / total assets)	15.8%	13.8%	14.4%
(*) Ratios are calculated based on U.S. Federal Reserve Board and Basel I capital adequacy guidelines.

The following table sets forth the annualized return on average stockholders’ equity and the return on average assets for the periods indicated:

	6M06	6M07	2Q06	1Q07	2Q07
ROE (return on average stockholders’ equity)	8.7%	14.2%	6.2%	10.2%	18.0%
ROA (return on average assets)	1.7%	2.1%	1.1%	1.5%	2.7%

OTHER EVENTS

▪
Bladex joins Russell 3000® Index: On July 9, 2007, Bladex announced that the Bank’s stock (NYSE: BLX) was added to the broad-market Russell 3000® Index as of June 22, 2007. Membership in the Russell 3000, means automatic inclusion in the large-cap Russell 1000® Index or in the small-cap Russell 2000® as well as in the appropriate growth and value style indexes.

▪
New Chief Operating Officer and Controller: Effective July 1, 2007, the Bank appointed Mr. Miguel Moreno as its new Chief Operating Officer (COO). Mr. Moreno previously served as the Bank’s Controller. Also, the Bank appointed Mr. Bismark Rodríguez as the Bank’s Controller. Mr. Rodríguez previously served as the Bank’s Vice-President - Internal Audit.

▪	Quarterly Common Dividend Payment: On July 6, 2007 the Bank paid a regular quarterly dividend of US$0.22 per share pertaining to the second quarter, to stockholders of record as of June 26, 2007.

▪
Cooperation Agreement with China Development Bank: On May 18, 2007, Bladex signed a Cooperation Agreement with China Development Bank (“CDB”), geared towards developing common objectives and opportunities with a focus on trade and infrastructure projects in Latin America.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2007, Bladex had disbursed accumulated credits of over $148 billion.

CONSOLIDATED BALANCE SHEETS	EXHIBIT I

	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Jun. 30, 2006	Mar. 31, 2007	Jun. 30, 2007	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS
Cash and due from banks	$279	$308	$326	$18	6%	$47	17%
Trading assets	15	94	143	49	52	128	862
Securities available for sale	340	446	168	(277)	(62)	(171)	(50)
Securities held to maturity	135	80	0	(80)	(100)	(135)	(100)
Loans	2,709	3,302	3,415	113	3	707	26
Less:
Allowance for loan losses	(45)	(57)	(69)	(12)	22	(24)	53
Unearned income and deferred loan fees	(4)	(4)	(4)	0	(3)	0	(2)
Loans, net	2,659	3,241	3,342	101	3	683	26

Customers' liabilities under acceptances	40	6	21	15	239	(19)	(48)
Premises and equipment, net	4	11	10	(1)	(10)	6	141
Accrued interest receivable	41	52	52	(0)	(1)	11	26
Other assets	19	37	144	107	294	125	677

TOTAL ASSETS.	$3,532	$4,274	$4,205	($69)	(2)%	$673	19%

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand	$1	$102	$109	$6	6%	$108	n.m. (*)
Time	1,234	1,278	1,272	(6)	(0)	38	3
Total Deposits	1,235	1,380	1,381	1	0	146	12

Securities sold under repurchase agreements	425	446	113	(333)	(75)	(312)	(73)
Short-term borrowings	621	949	945	(4)	(0)	324	52
Medium and long-term debt and borrowings	474	732	813	81	11	339	72
Trading liabilities	79	80	178	98	124	99	126
Acceptances outstanding	40	6	21	15	239	(19)	(48)
Accrued interest payable	29	34	36	2	7	8	26
Reserve for losses on off-balance sheet credit risk	37	21	13	(8)	(36)	(24)	(64)
Other liabilities	34	36	99	63	173	65	194
TOTAL LIABILITIES	$2,973	$3,684	$3,599	($85)	(2)%	$626	21%

STOCKHOLDERS' EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	135	135	135
Capital reserves	95	95	95
Retained earnings	186	212	231
Accumulated other comprehensive income	(6)	2	(1)
Treasury stock	(132)	(135)	(134)

TOTAL STOCKHOLDERS' EQUITY	$559	$590	$606	$16	3%	$48	9%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,532	$4,274	$4,205	($69)	(2)%	$673	19%
			$0
(*) "n.m." means not meaningful.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT II

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Jun. 30, 2006	Mar. 31, 2007	Jun. 30, 2007	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$47,957	$60,993	$63,243	$2,250	4%	$15,286	32%
Interest expense	(33,021)	(43,917)	(46,497)	(2,580)	6	(13,476)	41

NET INTEREST INCOME	14,936	17,076	16,745	(331)	(2)	1,810	12

Provision for loan losses	(1,973)	(5,354)	(6,235)	(881)	16	(4,262)	216

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	12,962	11,722	10,510	(1,212)	(10)	(2,452)	(19)

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	3,602	6,158	7,581	1,422	23	3,979	110
Fees and commissions, net	1,309	1,275	1,525	250	20	215	16
Derivatives and hedging activities	(106)	(485)	1	486	100	107	101
Impairment on assets	0	0	(500)	(500)	n.m. (*)	(500)	n.m. (*)
Trading gains	(2,376)	1,008	14,278	13,270	n.m. (*)	16,653	701
Net gains on sale of securities available for sale	0	2,699	3,906	1,208	45	3,906	n.m. (*)
Gain (loss) on foreign currency exchange	(144)	1	(56)	(57)	n.m. (*)	87	61
Other income, net	6	41	0	(41)	(100)	(6)	(98)
NET OTHER INCOME (EXPENSE):	2,291	10,697	26,734	16,037	150	24,443	1,067

OPERATING EXPENSES:
Salaries and other employee expenses	(3,495)	(4,263)	(6,234)	(1,971)	46	(2,739)	78
Depreciation of premises and equipment	(222)	(627)	(639)	(12)	2	(418)	188
Professional services	(768)	(740)	(1,223)	(483)	65	(455)	59
Maintenance and repairs	(206)	(291)	(279)	12	(4)	(73)	36
Other operating expenses	(1,631)	(1,664)	(1,887)	(223)	13	(257)	16
TOTAL OPERATING EXPENSES	(6,321)	(7,586)	(10,262)	(2,676)	35	(3,941)	62

NET INCOME	$8,933	$14,834	$26,983	$12,150	82%	$18,050	202%

PER COMMON SHARE DATA:
Net income per share	0.24	0.41	0.74
Diluted earnings per share	0.23	0.40	0.73

Average basic shares	37,556	36,329	36,335
Average diluted shares	38,096	36,990	37,062

PERFORMANCE RATIOS:
Return on average assets	1.1%	1.5%	2.7%
Return on average stockholders' equity	6.2%	10.2%	18.0%
Net interest margin	1.87%	1.82%	1.70%
Net interest spread	0.82%	0.88%	0.76%
Operating expenses to total average assets	0.78%	0.79%	1.01%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III
	FOR THE SIX MONTHS ENDED JUNE 30,
	2006	2007
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$26,517	$33,821
Fees and commissions, net	2,881	2,800
Reversal of provision for loan and off-balance sheet credit losses, net	9,040	2,150
Derivatives and hedging activities	(276)	(483)
Impairment on assets	0	(500)
Trading gains	(2,376)	15,286
Net gains on sale of securities available for sale	2,568	6,605
Gain (loss) on foreign currency exchange	(129)	(56)
Other income, net	6	41
Operating expenses	(12,648)	(17,847)
NET INCOME	$25,583	$41,817

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	489	311
Loans, net	2,659	3,342
Total assets	3,532	4,205
Deposits	1,235	1,381
Securities sold under repurchase agreements	425	113
Short-term borrowings	621	945
Medium and long-term debt and borrowings	474	813
Trading liabilities	79	178
Total liabilities	2,973	3,599
Stockholders' equity	559	606

PER COMMON SHARE DATA:
Net income per share	0.68	1.15
Diluted earnings per share	0.67	1.13
Book value (period average)	15.70	16.39
Book value (period end)	15.29	16.68

(In US$ thousand);
Average basic shares	37,809	36,332
Average diluted shares	38,300	36,853
Basic shares period end	36,531	36,348

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.7%	2.1%
Return on average stockholders' equity	8.7%	14.2%
Net interest margin	1.75%	1.76%
Net interest spread	0.64%	0.82%
Operating expenses to total average assets	0.82%	0.91%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	1.2%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.7%	2.0%
Allowance for losses on off-balance sheet credit risk to total contingencies	5.7%	2.6%

CAPITAL RATIOS:
Stockholders' equity to total assets	15.8%	14.4%
Tier 1 capital to risk-weighted assets	28.9%	21.2%
Total capital to risk-weighted assets	30.1%	22.4%
(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV
CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED JUNE 30,
	2006	2007	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$86,066	$124,236	$38,170	44%
Interest expense	(59,549)	(90,414)	(30,866)	52
NET INTEREST INCOME	26,517	33,821	7,304	28
Provision for loan losses	(5,745)	(11,589)	(5,844)	102

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,772	22,232	1,460	7

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	14,785	13,739	(1,046)	(7)
Fees and commissions, net	2,881	2,800	(81)	(3)
Derivatives and hedging activities	(276)	(483)	(207)	75
Impairment on assets	0	(500)	(500)	n.m. (*)
Trading gains	(2,376)	15,286	17,662	743
Net gains on sale of securities available for sale	2,568	6,605	4,037	157
Gain (loss) on foreign currency exchange	(129)	(56)	73	(57)
Other income, net	6	41	35	596
NET OTHER INCOME (EXPENSE)	17,459	37,432	19,973	114

OPERATING EXPENSES:
Salaries and other employee expenses	(7,025)	(10,497)	(3,471)	49
Depreciation of premises and equipment	(396)	(1,267)	(871)	220
Professional services	(1,469)	(1,963)	(494)	34
Maintenance and repairs	(474)	(570)	(95)	20
Other operating expenses	(3,283)	(3,551)	(268)	8
TOTAL OPERATING EXPENSES	(12,648)	(17,847)	(5,199)	41

NET INCOME	$25,583	$41,817	$16,234	63%

(*) "n.m." means not meaningful.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT V

	FOR THE THREE MONTHS ENDED,
	June 30, 2006			March 31, 2007			June 30, 2007
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$187	$2.3	4.88%	$230	$3.0	5.28%	$290	$4.0	5.50%
Loans, net of unearned income & deferred loan fees	2,542	37.4	5.82	3,067	50.0	6.53	3,321	54.1	6.44
Impaired loans	28	1.7	24.04	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Trading assets	38	0.7	6.93	123	2.5	8.19	110	1.6	5.80
Investment securities	407	5.9	5.72	379	5.4	5.69	241	3.6	5.84

TOTAL INTEREST EARNING ASSETS	$3,202	$48.0	5.93%	$3,798	$61.0	6.42%	$3,961	$63.2	6.32%

Non interest earning assets	83			98			75
Allowance for loan losses	(42)			(51)			(56)
Other assets	22			44			76

TOTAL ASSETS	$3,264			$3,889			$4,055

INTEREST BEARING LIABILITITES

Deposits	$1,116	$14.0	4.98%	$1,158	$15.4	5.31%	$1,341	$18.1	5.33%
Trading liabilities	36	0.7	8.02	58	1.0	6.61	88	1.4	6.24
Securities sold under repurchase agreement and short-term borrowings	903	11.4	4.98	1,365	18.7	5.47	1,123	15.6	5.49
Medium and long-term debt and borrowings	505	6.9	5.39	589	8.9	6.06	760	11.5	5.98

TOTAL INTEREST BEARING LIABILITIES	$2,560	$33.0	5.10%	$3,170	$43.9	5.54%	$3,311	$46.5	5.56%

Non interest bearing liabilities and other liabilities	$124			$130			$142

TOTAL LIABILITIES	2,684			3,300			3,453

STOCKHOLDERS' EQUITY	580			588			603

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,264			$3,889			$4,055

NET INTEREST SPREAD			0.82%			0.88%			0.76%
NET INTEREST INCOME AND NET INTEREST MARGIN		$14.9	1.87%		$17.1	1.82%		$16.7	1.70%

(*) "n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED,
	June 30, 2006			June 30, 2007
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$186	$4.3	4.65%	$260	$7.1	5.41%
Loans, net of unearned income & deferred loan fees	2,508	70.1	5.56	3,194	104.1	6.48
Impaired loans	25	2.0	16.10	0	0.0	n.m. (*)
Trading assets	19	0.7	6.93	116	4.1	7.06
Investment securities	313	8.9	5.67	310	8.9	5.75

TOTAL INTEREST EARNING ASSETS	$3,050	$86.1	5.61%	$3,880	$124.2	6.37%

Non interest earning assets	94			86
Allowance for loan losses	(41)			(54)
Other assets	17			60

TOTAL ASSETS	$3,120			$3,973

INTEREST BEARING LIABILITITES

Deposits	$1,062	$25.5	4.77%	$1,250	$33.4	5.32%
Trading liabilities	18	0.7	8.02	73	2.3	6.38
Securities sold under repurchase agreement and short-term borrowings	785	19.3	4.89	1,243	34.3	5.48
Medium and long-term debt and borrowings	517	14.1	5.41	675	20.4	6.01

TOTAL INTEREST BEARING LIABILITIES	$2,382	$59.5	4.97%	$3,241	$90.4	5.55%

Non interest bearing liabilities and other liabilities	$145			$136

TOTAL LIABILITIES	2,527			3,377

STOCKHOLDERS' EQUITY	594			596

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,120			$3,973

NET INTEREST SPREAD			0.64%			0.82%
NET INTEREST INCOME AND NET INTEREST MARGIN		$26.5	1.75%		$33.8	1.76%

(*) "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/06	JUN 30/06	SEP 30/06	DEC 31/06	MAR 31/07	JUN 30/07	JUN 30/07

INCOME STATEMENT DATA:
Interest income	$86,066	$47,957	$54,268	$63,016	$60,993	$63,243	$124,236
Interest expense	(59,549)	(33,021)	(38,687)	(46,278)	(43,917)	(46,497)	(90,414)
NET INTEREST INCOME	26,517	14,936	15,582	16,738	17,076	16,745	33,821
Provision for loan losses	(5,745)	(1,973)	(4,575)	(1,526)	(5,354)	(6,235)	(11,589)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,772	12,962	11,006	15,212	11,722	10,510	22,232

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	14,785	3,602	7,158	2,949	6,158	7,581	13,739
Fees and commissions, net	2,881	1,309	1,790	1,722	1,275	1,525	2,800
Derivatives and hedging activities	(276)	(106)	(63)	115	(485)	1	(483)
Recoveries (impairment) on assets	0	0	0	5,551	0	(500)	(500)
Trading gains (losses)	(2,376)	(2,376)	(1,594)	4,849	1,008	14,278	15,286
Net gains on sale of securities available for sale	2,568	0	0	0	2,699	3,906	6,605
Gain (loss) on foreign currency exchange	(129)	(144)	(57)	(67)	1	(56)	(56)
Other income, net	6	6	30	0	41	0	41
NET OTHER INCOME (EXPENSE	17,459	2,291	7,263	15,118	10,697	26,734	37,432
TOTAL OPERATING EXPENSES	(12,648)	(6,321)	(7,020)	(9,261)	(7,586)	(10,262)	(17,847)
NET INCOME	$25,583	$8,933	$11,249	$21,070	$14,834	$26,983	$41,817

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$0.68	$0.24	$0.31	$0.58	$0.41	$0.74	$1.15
PERFORMANCE RATIOS
Return on average assets	1.7%	1.1%	1.3%	2.2%	1.5%	2.7%	2.1%
Return on average stockholders' equity	8.7%	6.2%	7.9%	14.5%	10.2%	18.0%	14.2%
Net interest margin	1.75%	1.87%	1.78%	1.76%	1.82%	1.70%	1.76%
Net interest spread	0.64%	0.82%	0.78%	0.76%	0.88%	0.76%	0.82%
Operating expenses to average assets	0.82%	0.78%	0.79%	0.96%	0.79%	1.01%	0.91%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/06	JUN 30/07	JUN 30/06	MAR 31/07	JUN 30/07

COMMERCIAL DIVISION:
Net interest income	$23.1	$30.2	$12.9	$14.8	$15.4
Non-interest operating income (1)	2.9	2.7	1.3	1.3	1.4
Operating expenses (2)	(10.7)	(12.9)	(5.2)	(6.1)	(6.7)
Operating income (3)	15.3	20.1	9.0	10.0	10.1
Reversal of provision for loan and off-balance sheet credit losses, net	9.0	2.2	1.6	0.8	1.3
Impairment on assets	0.0	(0.5)	0.0	0.0	(0.5)

NET INCOME	$24.4	$21.7	$10.7	$10.8	$10.9
Commercial Average Interest-Earning Assets:
Total average interest-earning assets (4)	2,533	3,194	2,570	3,067	3,321

TREASURY DIVISION:
Net interest income	3.4	3.6	2.0	2.2	1.4
Non-interest operating income (1)	(0.2)	21.5	(2.6)	3.3	18.2
Operating expenses (2)	(2.0)	(5.0)	(1.1)	(1.5)	(3.5)
Operating income (3)	1.2	20.1	(1.7)	4.0	16.1

NET INCOME	$1.2	$20.1	($1.7)	$4.0	$16.1
Treasury Average Interest-Earning Assets:
Cash and due from banks	186	260	187	230	290
Securities available for sale and securities held to maturity	313	310	407	379	241
Trading assets	19	116	38	123	110

Total average interest-earning assets (5)	517	686	632	732	640

CONSOLIDATED:
Net interest income	26.5	33.8	14.9	17.1	16.7
Non-interest operating income (1)	2.7	24.2	(1.3)	4.5	19.7
Operating expenses (2)	(12.6)	(17.8)	(6.3)	(7.6)	(10.3)
Operating income (3)	16.5	40.2	7.3	14.0	26.1
Reversal of provision for loan and off-balance sheet credit losses, net	9.0	2.2	1.6	0.8	1.3
Impairment on assets	0.0	(0.5)	0.0	0.0	(0.5)

NET INCOME	$25.6	$41.8	$8.9	$14.8	$27.0

Total average interest-earning assets	$3,050	$3,880	$3,202	$3,798	$3,961
The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.
The Commercial division primarily provides foreign trade and working capital financing to Latin American banks and exporting corporations, through loans, letters of credit, and acceptances, guarantees covering commercial and country risk, and credit commitments. This area also covers trade related services to its Latin American clients, such as payments and e-learning.
The Treasury division is responsible for managing the Bank's asset and liability position, liquidity, secondary market available for sale portfolio, the proprietary trading desk, and, currency and interest rate risk.
Interest expenses are allocated based on average credits.
(1) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets
(2) Operating expenses are calculated based on average credits.
(3) Operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(4) Includes loans, net of unearned income and deferred loan fees.
(5) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN06		31MAR07		30JUN07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$133	3.6	$190	4.5	$247	6.0	$57	$114
BOLIVIA	5	0.1	5	0.1	5	0.1	0	0
BRAZIL	1,459	39.1	1,698	40.5	1,467	35.7	(232)	8
CHILE	299	8.0	238	5.7	161	3.9	(77)	(138)
COLOMBIA	268	7.2	476	11.4	347	8.5	(129)	80
COSTA RICA	93	2.5	46	1.1	63	1.5	17	(30)
DOMINICAN REPUBLIC	112	3.0	83	2.0	108	2.6	24	(4)
ECUADOR	208	5.6	121	2.9	136	3.3	16	(71)
EL SALVADOR	113	3.0	65	1.5	32	0.8	(33)	(81)
GUATEMALA	77	2.1	111	2.6	102	2.5	(9)	24
HONDURAS	42	1.1	41	1.0	50	1.2	9	8
JAMAICA	36	1.0	42	1.0	38	0.9	(5)	2
MEXICO	212	5.7	269	6.4	390	9.5	121	179
NICARAGUA	5	0.1	13	0.3	12	0.3	(1)	7
PANAMA	264	7.1	190	4.5	178	4.3	(12)	(86)
PERU	281	7.5	243	5.8	465	11.3	222	184
TRINIDAD & TOBAGO	82	2.2	209	5.0	142	3.5	(67)	60
URUGUAY	7	0.2	0	0.0	0	0.0	0	(7)
VENEZUELA	34	0.9	154	3.7	159	3.9	4	125
OTHER	0	0.0	1	0.0	5	0.1	4	5

TOTAL CREDIT PORTFOLIO (1)	$3,728	100%	$4,195	100%	$4,106	100%	($88)	$379

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(4)		0	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,723		$4,190		$4,102		($88)	$379

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN06		31MAR07		30JUN07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	82	2.5	170	4.5	232	5.9	$62	$150
BOLIVIA	5	0.2	5	0.1	5	0.1	0	0
BRAZIL	1,331	40.1	1,521	40.6	1,400	35.6	(121)	69
CHILE	268	8.1	197	5.3	119	3.0	(78)	(148)
COLOMBIA	188	5.7	377	10.1	344	8.7	(33)	157
COSTA RICA	93	2.8	46	1.2	63	1.6	17	(30)
DOMINICAN REPUBLIC	112	3.4	67	1.8	93	2.4	26	(19)
ECUADOR	208	6.3	121	3.2	136	3.5	16	(71)
EL SALVADOR	88	2.7	65	1.7	32	0.8	(33)	(56)
GUATEMALA	77	2.3	111	2.9	102	2.6	(9)	24
HONDURAS	42	1.3	41	1.1	50	1.3	9	8
JAMAICA	36	1.1	42	1.1	38	1.0	(5)	2
MEXICO	139	4.2	197	5.3	379	9.6	182	241
NICARAGUA	5	0.2	13	0.3	12	0.3	(1)	7
PANAMA	245	7.4	170	4.5	158	4.0	(12)	(87)
PERU	281	8.5	243	6.5	465	11.8	222	184
TRINIDAD & TOBAGO	82	2.5	209	5.6	142	3.6	(67)	60
URUGUAY	7	0.2	0	0.0	0	0.0	0	(7)
VENEZUELA	34	1.0	154	4.1	159	4.0	4	125
OTHER	0	0.0	1	0.0	5	0.1	4	5

TOTAL CREDIT PORTFOLIO (1)	$3,321	100%	$3,749	100%	$3,935	100%	$186	$614

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(4)		0	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,317		$3,745		$3,931		$186	$614

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	Jun. 30, 2006	Mar. 31, 2007	Jun. 30, 2007	(C) - (B)	(C) - (A)

ARGENTINA	$9	$20	$15	($5)	$5
BRAZIL	128	177	67	(111)	(61)
CHILE	31	41	42	2	11
COLOMBIA	80	100	0	(100)	(80)
DOMINICAN REPUBLIC	0	16	15	(2)	15
EL SALVADOR	25	0	0	0	(25)
MEXICO	47	72	11	(61)	(36)
PANAMA	19	20	20	(0)	0
TOTAL AVAILABLE FOR SALE PORTFOLIO	$340	$446	$168	($277)	($171)

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	2QTR06	1QTR07	2QTR07	(C) - (B)	(C) - (A)

ARGENTINA	$62	$75	$108	$32	$46
BOLIVIA	0	5	0	(5)	0
BRAZIL	482	467	369	(98)	(113)
CHILE	13	133	73	(59)	60
COLOMBIA	123	247	177	(70)	54
COSTA RICA	106	43	70	27	(36)
DOMINICAN REPUBLIC	181	95	128	33	(53)
ECUADOR	152	98	111	13	(41)
EL SALVADOR	80	38	20	(18)	(59)
GUATEMALA	49	66	48	(18)	(1)
HONDURAS	39	30	51	21	12
JAMAICA	42	49	45	(5)	3
MEXICO	251	108	263	155	12
NICARAGUA	3	10	2	(8)	(1)
PANAMA	122	18	38	20	(84)
PERU	85	168	411	243	327
TRINIDAD & TOBAGO	168	273	89	(184)	(78)
VENEZUELA	6	149	19	(130)	13
OTHER	58	1	5	5	(53)

TOTAL CREDIT DISBURSED	$2,021	$2,071	$2,028	($43)	$7

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on July 19, 2007, at 3:00 p.m., New York City time (Eastern Time). For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 8901020, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through July 24, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replayed call is 8901020.

For more information, please access www.blx.com or contact:

Mr. Carlos Yap S.
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com